

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 19, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of RLX Technology Inc., under the Exchange Act of 1934.

- American depositary shares, each representing the right to receive one (1) Class A ordinary share

- Class A ordinary shares, par value US$0.00001 per share (application for the Class A ordinary shares is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,

An Intercontinental Exchange Company